UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 10, 2014	FOR IMMEDIATE RELEASE

DELHAIZE GROUP FOURTH QUARTER AND FULL YEAR 2013

EARNINGS RELEASE DATE

Delhaize Group will announce its fourth quarter and full year 2013 results (ended December 31, 2013) on Thursday March 13, 2014 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the fourth quarter and full year 2013 results during an analyst meeting that will start at 10:00 a.m. CET on March 13, 2014. To listen, please call +44 (0)20 775 099 26 (U.K.), +32 (0)2 400 35 05 or +1 914 885 07 79 (U.S.), with participant pin code 92065968#

The analyst meeting will also be broadcast live over the internet on March 13, 2014 at 10:00 a.m. CET at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 02:00 p.m. CET on March 13, 2014.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues. In 2012, Delhaize Group posted €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG)

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 12, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President